VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Z Seven Fund, Inc. (the “Company”)
SEC File Nos. 333-141200 and 811-03877

Ladies and Gentlemen:

On March 1, 2010, the Company filed Post-Effective Amendment No. 3 to the Company's Registration Statement on Form N-1A ("PEA No. 3") pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (the "1933 Act"). PEA No. 3 applies only to the Z Seven Fund, a series of shares offered by the Company.

In connection with the review of PEA No. 3 by the staff of the Division of Investment Management of the U. S. Securities and Exchange Commission (the "Commission"), I am making the following representations on behalf of the Company.

I, Karen Shupe, on behalf of the Administrator of the Company hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in PEA No. 3;

•
Staff  comments or changes to disclosure in response to staff comments in PEA No. 3, which was reviewed by the staff,  does not  foreclose the Commission from taking any action with respect to PEA No. 3; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Questions  concerning  this  letter or PEA No. 3 may be  directed  to myself at (804) 267-7417.

Very truly yours,

/s/ Karen Shupe
Karen Shupe
as Administrator

cc:     Mr. Brian Thompson